

May 6, 2010

Ms. Wendy Wildmen
President and Chief Executive Officer
Mascot Ventures Inc.
1802 North Carson Street, Suite 212
Carson City, NV 89701

> **Re: Mascot Ventures Inc.**
> **Registration Statement on Form S-1, Amendment No. 1**
> **Filed April 8, 2010**
> **File No. 333-164845**

Dear Ms. Wildmen:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1, Amendment No. 1

Acquisition of the Monty Lode Property, page 18

1.   You responded to prior comment 1, "The company has complied with this comment. Please see page 18 to Amendment No. 1 to the Form S-1." However, we were unable to locate any changes made to this disclosure, or determine the nature of your response. Accordingly, we continue to seek clarification as to whether Mr. Sookochoff is deemed to be an expert, in which case you must include the required consent from Mr. Sookochoff in your next amendment or, if

Mr. Sookochoff is not deemed to be an expert, revise your corresponding disclosures, as necessary. Accordingly, we reissue prior comment 1.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26

Results of Operations, page 27

2. We note you updated your filing to include your latest interim financial results and the comparable prior-period results. Though your operating activities have been limited to date, please update your disclosure to also address any material changes in your financial condition and results of operation for the latest interim and comparable prior periods presented. Refer to Item 303(B) of Regulation S-K for additional guidance.

Financial Statements, page F-1

Statements of Cash Flows, page F-14

3. Please label this statement as "unaudited" in your next amended filing.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald Delaney at (202) 551-3863 or Christopher White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director